SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                  -------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)
                               SECURED INCOME L.P.
                       (Name of Subject Company (Issuer))
                 WEST PUTNAM HOUSING INVESTORS II LLC (Offeror)
                WEST PUTNAM HOUSING INVESTORS LLC (Other Person)
                        RICHARD P. RICHMAN (Other Person)
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)
                                    813901105
                      (CUSIP Number of Class of Securities)
                                 GINA S. SCOTTI
                                    SECRETARY
                      WEST PUTNAM HOUSING INVESTORS II LLC
                             599 WEST PUTNAM AVENUE
                          GREENWICH, CONNECTICUT 06830
                                 (203) 869-0900
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                             ABBE L. DIENSTAG, ESQ.
                       Kramer Levin Naftalis & Frankel LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-9100

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         Transaction Valuation                    Amount of Filing Fee

               $9,024,700*                             $1,804.94(1)
--------------------------------------------------------------------------------
*Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of up to 451,235 Units of Limited Partnership Interest of Secured Income L.P. (the "Units"), at a price of $20.00 in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  Not applicable       Filing Party: Not applicable
      Form or Registration No.: Not applicable      Date Filed: Not applicable

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:
      [X]   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

--------------------------
(1) A total of $1,534.20 of this amount was paid in connection of the filing of the original Schedule TO on June 26, 2000 and the Amendment No. 1 to Schedule TO on July 21, 2000.

            This  Amendment No. 2 to Schedule TO is filed by West Putnam Housing
Investors II LLC, a Delaware limited liability company (the "Purchaser"), West Putnam Housing Investors LLC, a Delaware limited liability company and the sole managing member of Purchaser (the "Managing Member"), and Richard P. Richman, an individual and the sole managing member of the Managing Member (collectively, the "Filing Persons"). This Amendment No. 2 to Schedule TO relates to the tender offer by West Putnam Housing Investors II LLC, a Delaware limited liability company (the "Purchaser") to purchase up to 45.84% of the outstanding units of limited partnership interest ("Units") in Secured Income L.P., a Delaware limited partnership (the "Partnership"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 26, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal and Assignment of Partnership Interest (the "Letter of Transmittal"). The Offer to Purchase has been amended and supplemented by a Supplement to Offer to Purchase dated July 21, 2000 and a Supplement to Offer to Purchase dated July 28, 2000, a copy of which is attached hereto as Exhibit (a)(1)(H) (which, together with the Offer to Purchase, as further amended or supplemented from time to time, and the Letter of Transmittal, constitute the "Offer"). Except as amended and supplemented hereby, the Schedule TO filed by Purchaser on June 26, 2000, as amended by an Amendment No. 1 to Schedule TO filed by the Filing Persons on July 21, 2000, remains in effect.

      ITEM 4.     TERMS OF THE TRANSACTION.

            Item 4 is hereby amended and  supplemented  to  incorporate  Exhibit
      (a)(1)(H) hereto by reference.

      ITEM 11.    ADDITIONAL INFORMATION.

            Item 11 is hereby amended and  supplemented  to incorporate  Exhibit
      (a)(1)(H) hereto by reference.

      ITEM 12.    EXHIBITS.

      (a) (1) (A) Offer to Purchase  dated June 26, 2000.(1)
      (a) (1) (B) Letter of Transmittal.(1)
      (a) (1) (C) Notice of  Guaranteed  Delivery.(1)
      (a) (1) (D) Cover Letter to Unit Holders dated June 26, 2000.(1)
      (a) (1) (E) Supplement to  Offer  to  Purchase  dated  July  21,  2000.(2)
      (a) (1) (F) Notice  of Withdrawal.(2)
      (a) (1) (G) Press  Release dated July 21, 2000.(2)
      (a) (1) (H) Supplement to Offer to Purchase dated July 28, 2000.
      (a) (1) (I) Notice of Withdrawal.
      (a) (1) (J) Press Release dated July 31, 2000.

-----------------------
(1) Filed on June 26, 2000 by the Purchaser with the SEC as an exhibit to the original Schedule TO and incorporated herein by reference.

(2) Filed on July 21, 2000 by the Filing Persons with the SEC as an exhibit to Amendment No. 1 to the original Schedule TO and incorporated herein by reference.

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 WEST PUTNAM HOUSING INVESTORS II LLC

                                 By:  WEST PUTNAM HOUSING INVESTORS LLC,
                                 its Managing Member



                                 By: /s/ Richard P. Richman
                                    ------------------------------------
                                 Richard P. Richman, its Managing Member


                                 WEST PUTNAM HOUSING INVESTORS LLC,



                                 By: /s/ Richard P. Richman
                                    ------------------------------------
                                 Richard P. Richman, its Managing Member


                                 RICHARD P. RICHMAN


                                 /s/ Richard P. Richman
                                 ---------------------------------------
                                 in his individual capacity


Dated:  July 28, 2000

                                  EXHIBIT INDEX


EXHIBIT NO.             DESCRIPTION
-----------             -----------

(a) (1) (A)             Offer to Purchase dated June 26, 2000.(1)
(a) (1) (B)             Letter of Transmittal.(1)
(a) (1) (C)             Notice of Guaranteed Delivery.(1)
(a) (1) (D)             Cover Letter to Unit Holders dated June 26, 2000.(1)
(a) (1) (E)             Supplement to Offer to Purchase dated July 21, 2000.(2)
(a) (1) (F)             Notice of Withdrawal.(2)
(a) (1) (G)             Press Release dated July 21, 2000.(2)
(a) (1) (H)             Supplement to Offer to Purchase dated July 28, 2000.
(a) (1) (I)             Notice of Withdrawal.
(a) (1) (J)             Press Release dated July 31, 2000.

-------------------------
(1) Filed on June 26, 2000 by the Purchaser with the SEC as an exhibit to the original Schedule TO and incorporated herein by reference.

(2) Filed on July 21, 2000 by the Filing Persons with the SEC as an exhibit to Amendment No. 1 to the original Schedule TO and incorporated herein by reference.

                                                               Exhibit (a)(1)(H)

   PLEASE CONTACT GEORGESON SHAREHOLDER COMMUNICATIONS INC. AT (800) 223-2064

                      SUPPLEMENT TO OFFER TO PURCHASE UNITS
                             OF SECURED INCOME L.P.

            INCREASE OF PURCHASE PRICE FROM $17.00 TO $20.00 PER UNIT

Dear Unit Holder:

      We are West Putnam Housing Investors II LLC. We have previously sent you materials in which we offered to purchase your units of Secured Income L.P.

      We are now increasing the price per unit that we are paying in the offer to $20.00 per unit, net to you in cash.

      We understand that another group of bidders has offered to purchase your units for $18.00 per unit. Do not tender your units to these bidders. The $20.00 price that we are offering to pay you is greater than the price being offered by these other bidders.

      We sent you our original Offer to Purchase on June 26, 2000 and a Supplement on July 21, 2000. Except as otherwise stated in this Supplement, the terms and conditions set forth in the Offer to Purchase, as amended by the previous Supplement, remain applicable in all respects to our offer. You should read the amended terms of our offer and other information in this Supplement in conjunction with the Offer to Purchase and the previous Supplement, which, except to the extent modified by this Supplement, is incorporated herein by reference.

                               The Price Increase

      Our offer is hereby amended to increase the purchase price to $20.00 per unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the accompanying Letter of Transmittal. This purchase price will be paid with respect to all tendered units that we accepted for payment, including those units tendered before the date of this Supplement.

      Procedures for accepting our offer and tendering units are set forth in
Section 3 of the Offer to Purchase. If you wish to tender any or all of your units in response to our offer, you must do so according to the procedure set forth in Section 3 by the current expiration date of 11:59 p.m., New York City time, on August 18, 2000. Tendering unit holders should use the Letter of Transmittal previously circulated with the Offer to Purchase. Additional copies of the Offer to Purchase, the Letter of Transmittal, and other related materials may be obtained from the Information Agent, Georgeson Shareholder Communications Inc., at (800) 223-2064.

      Although the Letter of Transmittal refers to a purchase price of $15.75 per unit and does not mention this Supplement, by using the Letter of Transmittal to tender units, unit holders will nevertheless receive $20.00 per unit for each unit validly tendered, not withdrawn, and accepted for payment pursuant to the Offer. Unit holders who already validly tendered their units for $15.75 per unit are not required to take any further action with respect to such units in order to receive the increased purchase price of $20.00 per unit.

      We understand that Secured Income L.P. expects to make its previously announced distribution on July 31, 2000 of approximately $8.35 per unit to unit holders of record as of June 30, 2000. This distribution date is prior to the expiration date of our offer, which is August 18, 2000. As we stated in our Offer to Purchase, we will deduct the amount of this distribution from our offer price. Thus, unit holders who tender in our offer will receive $11.65 from us and $8.35 from Secured Income L.P. for a total of $20.00.

                                 The Other Offer

      We have become aware that a group of purchasers affiliated with MacKenzie Patterson, Inc. commenced an offer to purchase up to 330,000 units for a price of $16.25 per unit in an offer to purchase dated July 14, 2000. In a letter to unit holders dated July 21, 1000, the MacKenzie group raised the purchase price of their offer to $18.00 per unit. The $20.00 price of our offer exceeds the MacKenzie offer's increased purchase price by $2.00 per unit. If you have already tendered your units in response to the MacKenzie offer, you may revoke that tender and tender to us. You may revoke your prior tender to the MacKenzie group until the MacKenzie offer is terminated by sending a written notice of revocation specifying the units tendered and your desire to revoke, as provided in the terms of the MacKenzie offer. We have attached a Notice of Withdrawal for use in revoking prior tenders to the MacKenzie group. If you have questions in this regard, please contact the Information Agent at the number below.


                                Other Information

      This Supplement, the Offer to Purchase, and the Letter of Transmittal contain important information which you should read carefully before making any decision regarding our offer. Additional copies of the Offer to Purchase, the Letter of Transmittal, and other related materials may be obtained from the Information Agent, Georgeson Shareholder Communications Inc., at (800) 223-2064.


July 28, 2000                             WEST PUTNAM HOUSING INVESTORS II LLC


     YOU WILL NEED TO SUBMIT YOUR CERTIFICATES TO VALIDLY TENDER YOUR UNITS. BENEFICIAL OWNERS OF UNITS SHOULD CONTACT THEIR BROKERS REGARDING DELIVERY OF
                               THEIR CERTIFICATES.

                                                               Exhibit (a)(1)(I)

                              NOTICE OF WITHDRAWAL

             The undersigned hereby withdraws units of limited partnership interest in Secured Income L.P. ("Units") heretofore tendered by the undersigned to MP Income Fund 11, L.P.; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MP Income Fund 15, LLC; MP Income Fund 16, LLC; Accelerated High Yield Institutional Investors III, Ltd.; Accelerated High Yield Growth Fund II, Ltd.; Accelerated High Yield Institutional Fund I, Ltd.; Accelerated High Yield Institutional Investors, Ltd.; Accelerated High Yield Pension Investors, Ltd.; Accelerated High Yield Income Fund I, Ltd.; Accelerated High Yield Income Fund II, Ltd.; Previously Owned Mortgage Partnerships Income Fund 3; Previously Owned Partnerships Income Fund; MP-Dewaay Fund, LLC; Specified Income Fund, a California Limited Partnership; MacKenzie Patterson Special Fund 5, LLC; MP Falcon Growth Fund, LLC; MP Falcon Fund, LLC; MP Value Fund 5, LLC; MP Value Fund 6, LLC; MacKenzie Patterson Special Fund 3, LLC; and MacKenzie Fund VI, a California limited partnership pursuant to their tender offer dated July 14, 2000, as amended to date.

Name of person who tendered Units: __________________________________________

Name of registered Unit holder (if different):_______________________________

Number of Units to be withdrawn (state "all" if all Units tendered are to be withdrawn): __________


Date: _______________, 2000


____________________________________
Signature of Withdrawing Unit Holder


______________________________________
Signature of Joint Unit Holder, if any


INSTRUCTIONS

      For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary for the MacKenzie group at its address or facsimile number set forth below. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such Units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person who signed the MacKenzie group's letter of transmittal in the same manner as such letter of transmittal was signed. The Depositary for the MacKenzie group and its contact information are as follows:

MACKENZIE PATTERSON, INC.

By hand, mail, or
overnight courier:        By facsimile:
-----------------         ------------

1640 School Street        (925) 631-9119
Moraga, CA  94556


To confirm withdrawal by telephone, call toll free: (800) 854-8357

                                                               Exhibit (a)(1)(J)

                                    CONTACT:
                                    Georgeson Shareholder Communications Inc.
                                    (800) 223-2064


        WEST PUTNAM HOUSING INVESTORS II LLC INCREASES PRICE AND EXTENDS
                      TENDER OFFER FOR SECURED INCOME L.P.

      Greenwich, Connecticut, July 31, 2000 -- West Putnam Housing Investors LLC announced today that it has increased the purchase price of its tender offer to purchase up to 451,235 of the units of limited partnership interests in Secured Income L.P. to $20.00 per unit in cash. The terms of the increased offer are otherwise identical to the terms set forth in the original Offer to Purchase dated June 26, 2000, as amended by a Supplement to Offer to Purchase dated July 21, 2000.